Yamilka Veras

June 4, 2020

Board of Directors
Quest Management, Inc.

Gentlemen:

I hereby resign all positions, including Director, President, Secretary and Treasurer of Quest Management, Inc. (the "Company") as of 5:00 PM EDT.

This resignation is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Sincerely,

Yamilka Veras